SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crosstex Energy, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22765Y 10 4

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 22765Y 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,100,449 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,100,449 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 9,100,449 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19% of Outstanding Common Stock
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Crosstex Energy, Inc., a Delaware corporation (the “Issuer” or “Crosstex”). The address of the principal executive offices of the Issuer is 2501 Cedar Springs, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed by Devon Energy Corporation, a Delaware corporation (“Devon”). Devon is an independent oil and natural gas exploration and production company with operations in the United States and Canada. The address of the principal executive offices of Devon is 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73102. Attached hereto as Appendix A is information concerning the directors and executive officers of Devon as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) During the last five years, neither Devon nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Devon nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Devon is a Delaware corporation. All of the persons named on Appendix A attached hereto, other than Mr. Michael M. Kanovsky, are United States citizens. Mr. Kanovsky is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Devon may be deemed to have acquired beneficial ownership of 9,100,449 shares of Common Stock pursuant to the Voting Agreements (as defined below) and certain irrevocable proxies to vote such Common Stock granted thereunder.

In connection with the Agreement and Plan of Merger, dated as of October 21, 2013 (the “Merger Agreement”), by and among Crosstex, Devon, Devon Gas Services, L.P., a Delaware limited partnership and an indirect wholly-owned subsidiary of Devon (“Devon Gas Services”), Acacia Natural Gas Corp I, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Devon (“New Acacia”), New Public Rangers, L.L.C., a Delaware limited liability company (“New Public Rangers”), Rangers Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New Public Rangers (“Crosstex Merger Sub”) and Boomer Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New Public Rangers (“Devon Merger Sub”), Devon entered into Voting Agreements, dated as of October 21, 2013 (collectively, the “Voting Agreements”), with each of Blackstone/GSO Capital Solutions Fund LP, Blackstone/GSO Capital Solutions Overseas Master Fund L.P., Barry E. Davis, William W. Davis, Joe A. Davis, Michael J. Garberding and Stan Goleman (collectively, the “Supporting Stockholders”). Devon paid no additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements.

As of October 21, 2013, the Supporting Stockholders beneficially owned an aggregate of 9,100,449 shares of Common Stock representing approximately 19% of the outstanding shares of Common Stock.

Item 4.	Purpose of Transaction

Merger Agreement

Pursuant to the Merger Agreement, (i) Crosstex Merger Sub will be merged with and into the Issuer (the “Crosstex Merger”), with the Issuer surviving as a wholly-owned subsidiary of New Public Rangers and (ii) Devon Merger Sub will be merged with and into New Acacia (the “Devon Merger” and, together with the Crosstex Merger, the “Mergers”), with New Acacia surviving as a wholly-owned subsidiary of New Public Rangers. Pursuant to the Merger Agreement, at the effective time of the Crosstex Merger, each outstanding share of Common Stock (other than shares owned by Devon or any of its wholly-owned subsidiaries, treasury shares, shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive (i) an amount in cash equal to the quotient of (a) $100 million divided by (b) the number of shares of Common Stock issued and outstanding immediately prior to the effective time and (ii) one validly issued, fully paid and nonassessable common unit of New Public Rangers. New Acacia will hold a 50% limited partner interest in Devon Midstream Holdings, L.P. (“Midstream Holdings”), which will own substantially all of Devon’s U.S. midstream energy business (the “Midstream Business”).

The consummation of the Mergers is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the adoption of the Merger Agreement by the Issuer’s stockholders; (ii) the registration statement on Form S-4 used to register New Public Rangers common units to be issued in the Crosstex Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iii) the approval for listing of the New Public Rangers common units to be issued in the Merger on an agreed securities exchange; (iv) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties; (v) the absence of a material adverse effect with respect to each of Crosstex and the Midstream Business; (vi) the delivery of certain tax opinions and (vii) the concurrent completion of a contribution by Devon of a 50% limited partner interest in Midstream Holdings and a 100% membership interest in the general partner of Midstream Holdings to Crosstex Energy, L.P., a Delaware limited partnership (“Crosstex MLP”). The Issuer owns the general partner of Crosstex MLP and approximately 15% of the limited partner interest in Crosstex MLP.

The Merger Agreement contains certain provisions that limit the ability of Crosstex to engage in a transaction that would result in a change of control of Crosstex during the pendency of the transactions contemplated by the Merger Agreement.

Effective as of, and subject to the occurrence of, the Mergers, the board of directors of New Public Rangers’ managing member will consist of nine members, including, (i) five directors chosen by Devon; (ii) Barry E. Davis (the current president and chief executive officer of Crosstex) and (iii) three directors chosen by mutual agreement of Devon and Crosstex (each of whom will be independent for purposes of the agreed upon securities exchange requirements). Additionally, at the effective time of the Mergers, it is expected that John Richels (the current president and chief executive officer of Devon) will serve as chairman of the board of directors of New Public Rangers’ managing member; Barry E. Davis (the current president and chief executive officer of Crosstex) will serve as president and chief executive officer of New Public Rangers and Michael J. Garberding (the current chief financial officer of Crosstex) will serve as chief financial officer of New Public Rangers.

Voting Agreements

In connection with the Merger Agreement, the Supporting Stockholders, each in its capacity as a shareholder of Crosstex, entered into the Voting Agreements. Under the terms of the Voting Agreements, each Supporting Stockholder has agreed, among other things (i) to vote all Common Stock over which such Supporting Stockholder exercises sole or shared voting power in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and (ii) to vote all Common Stock over which such Supporting Stockholder exercises sole or shared voting power against (a) any other acquisition proposal, (b) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Issuer and (c) any other corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement, (iii) to appoint Devon as such Supporting Stockholder’s proxy to vote such shares of Common Stock in connection with the Merger Agreement and (iv) not to transfer such Common Stock or enter into other arrangements inconsistent with the Voting Agreements.

The Voting Agreement with Blackstone/GSO Capital Solutions Fund LP and Blackstone/GSO Capital Solutions Overseas Master Fund L.P. will expire at the earliest of (i) the effective time of the Crosstex Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a change in recommendation of the Mergers by the board of directors of Crosstex in accordance with the Merger Agreement, (iv) 5:00 p.m., Dallas, Texas time on June 30, 2014 and (v) such date and time as any amendment or change to any of the transaction agreements is effected without the Supporting Stockholder’s consent which amendment or change adversely affects such Supporting Stockholder, including, without limitation, any amendment or change that decreases the merger consideration received in the Crosstex Merger. The Voting Agreements with each other Supporting Stockholder will expire at the earliest of (i) the effective time of the Crosstex Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a change in recommendation of the Mergers by the board of directors of Crosstex in accordance with the Merger Agreement and (iv) such date and time as any amendment or change to any of the transaction agreements is effected without the Supporting Stockholder’s consent which amendment or change adversely affects the Supporting Stockholder, including, without limitation, any amendment or change that decreases the consideration received in the Crosstex Merger.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Voting Agreements included as Exhibits 1 through 7 respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreements, Devon has no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) Devon does not own any Common Stock. However, as a result of the Voting Agreements, Devon may be deemed to be the beneficial owner of 9,100,449 shares of Common Stock. Subject to the conditions and limitations of the Voting Agreements, and based on the share holdings of the parties to the Voting Agreements as of October 21, 2013, Devon is entitled to cast a total of 9,100,449 votes, or approximately 19%, of the total votes that may be cast by the Supporting Stockholders as of such date (based on 47,735,609 shares of Common Stock of Crosstex outstanding as of October 21, 2013).

Devon does not have sole voting or sole dispositive power with respect to any of such Common Stock, but may be deemed to have shared voting and shared dispositive power with respect to all such Common Stock. Devon may be deemed to share with the Supporting Stockholders the power to vote such Common Stock solely with respect to those matters described in Item 4 of this Schedule 13D and in the Voting Agreements, which are incorporated herein by reference. Devon also may be deemed to share with the Supporting Stockholders the power to dispose of such Common Stock solely to the extent provided for in the Voting Agreements, as more fully described in Item 4 of this Statement and in the Voting Agreements, which are incorporated herein by reference.

Except as set forth in this Item 5, neither Devon nor, to the knowledge of Devon, any of the persons named in Appendix A beneficially owns any Common Stock of Crosstex.

(c) There have been no reportable transactions with respect to the Common Stock of Crosstex within the last 60 days by Devon, except as described in this Schedule 13D.

(d) To the knowledge of Devon, no person, other than the Supporting Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 above and in Exhibit 10.1 to the Devon Current Report on Form 8-K filed on October 22, 2013 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of October 21, 2013, by and among Devon Energy Corporation, Devon Gas Services, L.P., Acacia Natural Gas Corp I, Inc., Crosstex Energy, Inc., New Public Rangers, L.L.C., Boomer Merger Sub, Inc. and Rangers Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 2:	Voting Agreement, dated as of October 21, 2013, by and between Blackstone/GSO Capital Solutions Overseas Master Fund L.P. and Blackstone/GSO Capital Solutions Fund LP and Devon Energy Corporation (incorporated herein by reference to Exhibit 10.1 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 3:	Voting Agreement, dated as of October 21, 2013, by and between Barry E. Davis and Devon Energy Corporation.

Exhibit 4:	Voting Agreement, dated as of October 21, 2013, by and between William W. Davis and Devon Energy Corporation.

Exhibit 5:	Voting Agreement, dated as of October 21, 2013, by and between Joe A. Davis and Devon Energy Corporation.

Exhibit 6:	Voting Agreement, dated as of October 21, 2013, by and between Michael J. Garberding and Devon Energy Corporation.

Exhibit 7:	Voting Agreement, dated as of October 21, 2013, by and between Stan Goleman and Devon Energy Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEVON ENERGY CORPORATION

By:	/s/ Carla D. Brockman
Carla D. Brockman
Vice President Corporate Governance and Secretary

Date: October 22, 2013

EXHIBIT INDEX

Exhibit 1:	Agreement and Plan of Merger, dated as of October 21, 2013, by and among Devon Energy Corporation, Devon Gas Services, L.P., Acacia Natural Gas Corp I, Inc., Crosstex Energy, Inc., New Public Rangers, L.L.C., Boomer Merger Sub, Inc. and Rangers Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 2:	Voting Agreement, dated as of October 21, 2013, by and between Blackstone/GSO Capital Solutions Overseas Master Fund L.P. and Blackstone/GSO Capital Solutions Fund LP and Devon Energy Corporation (incorporated herein by reference to Exhibit 10.1 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 3:	Voting Agreement, dated as of October 21, 2013, by and between Barry E. Davis and Devon Energy Corporation.

Exhibit 4:	Voting Agreement, dated as of October 21, 2013, by and between William W. Davis and Devon Energy Corporation.

Exhibit 5:	Voting Agreement, dated as of October 21, 2013, by and between Joe A. Davis and Devon Energy Corporation.

Exhibit 6:	Voting Agreement, dated as of October 21, 2013, by and between Michael J. Garberding and Devon Energy Corporation.

Exhibit 7:	Voting Agreement, dated as of October 21, 2013, by and between Stan Goleman and Devon Energy Corporation.

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF DEVON ENERGY CORPORATION

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Devon. All the individuals listed below, other than Michael M. Kanovsky are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors and Executive Officers of Devon Energy Corporation

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address
J. Larry Nichols	Executive Chairman	Executive Chairman of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey A. Agosta	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President, Marketing, Midstream and Supply Chain	Executive Vice President, Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President, Human Resources	Executive Vice President, Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Executive Vice President, Exploration and Production	Executive Vice President, Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President, Administration	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John A. Hill	Lead Director	Vice Chairman and Managing Director of First Reserve Corporation One Lafayette Place Greenwich, CT 06830

Michael M. Kanovsky	Director	President of Sky Energy Corporation 2000, 400 3rd Ave., S.W. Calgary, AB Canada T2P4H2

Mary P. Ricciardello	Director	Director of Noble Corporation and Midstates Petroleum Company, Inc. c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Robert A. Mosbacher, Jr.	Director	Chairman of Mosbacher Energy Company 888 16th Street, NW, Suite 800 Washington, DC 20006

Duane C. Radtke	Director	Non-Executive Chairman of Sabine Oil & Gas, LLC 1415 Louisiana, Suite 1600 Houston, TX 77002

Robert H. Henry	Director	President and Chief Executive Officer of Oklahoma City University 2501 N Blackwelder Oklahoma City, OK 73106